China Finance Online’ s 2007 Annual General Meeting as a Publicly Traded Company was
held in Beijing at 10:00 am (Beijing time) on June 30, 2007
Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China
At this annual general meeting of shareholders, five proposals have been submitted.
The results of this meeting are as follows:
1. Mr. HUGO SHONG and Mr. LING WANG were re-elected as directors for the ensuing two years and until their successors are elected and duly qualified.
2. Our shareholders approved the China Finance Online 2007 Equity Incentive Plan and the reservation of 10,558,493 ordinary shares thereunder. The purpose of the 2007 Equity Incentive Plan is to provide performance-based incentive compensation in the form of stock awards to management and key employees of the Company and to enhance the long-term shareholder value of the Company by offering opportunities to management and key employees to participate in the growth in value of the equity of the Company. The shares proposed to be reserved for issuance under the 2007 Plan would come out of previously repurchased shares.
3. Our shareholders approved the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for a term ending at our next annual general meeting to be held in 2008 and to authorize the board of directors to determine their remuneration.
4. Our shareholders approved the audited consolidated financial statements for the year 2006 together with the Reports of the Directors and the Auditors thereon.
5. Our shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.
About China Finance Online Co. Limited
China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its websites, www.jrj.com and www.stockstar.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database mainly to domestic securities and investment firms.
For further information please contact:
Melissa Zhang
Investor Relations Manager
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com